Exhibit 99.1
PRESS RELEASE
SIFY Reports US GAAP Results for the Third Quarter ended 31st December 2005
Sify Reports Revenue Growth of 27% Year-over-Year to $26.7 million, EBITDA Doubles to $ 2.25 million
Chennai, India, Tuesday, 17th January 2006: Sify Limited (Nasdaq National Market: SIFY), India’s premier Internet, network and e-Commerce Services Company, announced today its consolidated US GAAP results for the third quarter ended December 31st 2005.
Performance Highlights:
•	Sify reported revenues of $26.7 million for the third quarter, 27% higher than in the same quarter ended 31st December 2004. The sequential growth in revenues over the previous quarter was 2.5%. Revenues from services grew by 6.4% on a sequential basis.

•	Sify’s cash profit, in adjusted EBITDA terms, for the quarter was $2.25 million compared to $1.21 million in the second quarter of 2005. See below for a reconciliation of Adjusted EBITDA to our U.S. GAAP operating results.

•	Sify’s net loss for the quarter under U.S. GAAP was $0.23 million, compared to a net loss of $2.11 million for the third quarter in the previous financial year.

•	Sify ended the quarter with a cash balance of $25.5 million after Capex of $ 3.1 million during the quarter. This excludes the approximately $37.5 million of net proceeds received in January 2006 from strategic investor Infinity Capital Ventures, L.P.
Mr. R Ramaraj, Managing Director and CEO, said, “We have grown revenues by 27% over the same quarter last year, while reducing losses significantly to less than one cent per share. We have been investing in the business for sustained growth leading to profitability and are moving in the right direction. We also addressed the challenges of sudden regulatory changes by responding in record time to ensure full continuity of services for our customers.”
“Post the recent strategic investment in Sify and our strong financial position, we plan to take our successful service delivery business models global. We will to do this by leveraging our expertise, infrastructure and leadership position, for each of our business units, in addition to growing them in India.”

Mr. Durgesh Mehta, said, “We continued to grow our revenues in the Enterprise Business Unit, and recorded 17% quarter-on-quarter growth in our portals business and 16% quarter-on-quarter growth in our broadband to home segment of Access Media. In addition, strategic improvements in bandwidth purchase and utilization have contributed significantly to our overall performance.”
Sify to realign its business units:
Sify announced its structuring into three strategic Business Units, supported by the core technology group. The heads of these business units, technology group and HR will report to the CEO.
Enterprise Services: Sify’s Enterprise Services will be driven by Rahul Swarup who has been with Sify since 1999. Prior to joining Sify, Rahul was with Citibank for over a decade, where he was Vice President and Head of Citicorp Global Technology Infrastructure (CGTI), handling the design and operations of voice and data systems for India, Bangladesh, Sri Lanka and Nepal. Rahul has worked extensively on Networks, Data Centers, and Telephony and Telemetry systems.
Access Media: This Business Unit comprises of the 3100 strong iWay cyber café chain and the broadband access to home business. This will be headed by Shrikant P Joshi who joined Sify in December 2001, as Vice President, from HEINZ where he was the Head of Sales. He was with Philips as Head of Domestic Appliances & Personal Care Business from 1996 to 2000 prior to HEINZ. Shrikant has built Sify’s access business to its current size from 2001 onwards.
Portals: Sify’s portals business will be spearheaded by Surya Mantha who Joined Sify in August 2005. Surya joined Sify in August 2005 as Senior Vice President — Interactive Services. His experience spans consulting, product development and marketing. His last assignment was with Real Networks Inc, Seattle, USA where he held various senior roles with extensive experience in product management and marketing.
Technology: Rustom Irani heads Sify’s Technology initiatives as its Chief technology officer since 1999. Prior to joining Sify, Rustom was with GE Capital International Services in Hyderabad as Vice President — Technology and Chief Information Officer. Prior to joining GE, Rustom was a Vice President in the Technology operations of Citibank.
George Zacharias, President and Chief Operating Officer, has expressed his intention to pursue a career opportunity outside Sify. The Board of Directors appreciates George’s contribution over the years, and has accepted his resignation with his term with Sify ending 30th January 2006.

Summarised Results:
(In $ million, all translated at $1 = Rs. 44.95)

Description	Quarter ended		Quarter ended	Year ended
	31-Dec		30-Sep	31-Mar

	2005	2004	2005	2005

Enterprise services	14.34	11.69	14.20	45.02
Access Media	10.31	8.40	10.16	31.26
Portals	1.07	0.59	0.91	2.29
Others	1.02	0.36	0.83	1.83

Sales revenue	26.74	21.04	26.09	80.39
Cost of Revenues	(13.87)	(11.77)	(14.68)	(45.03)
Selling, general and admin expenses	(10.72)	(8.12)	(10.52)	(31.56)
EBITDA share of affiliates	0.24	0.58	0.59	1.84
Other Expenses incl forex gain (loss)	(0.13)	(0.67)	(0.28)	(0.62)

Adjusted EBITDA (1)	2.25	1.05	1.21	5.02

Reconciliation items:
Depreciation & amortization	(2.55)	(3.24)	(2.57)	(12.62)
Below EBITDA share for Affiliates	(0.10)	(0.19)	(0.17)	(0.71)
Profit — business / assets sold	0.00	0.00	0.00	0.35
Net interest	0.17	0.27	0.17	1.13

Net income / (loss)	(0.23)	(2.11)	(1.37)	(6.84)

Adjusted EBITDA * / loss $ /ADR	0.06	0.03	0.03	0.14
Net Income / (loss) $/ ADR	(0.01)	(0.06)	(0.04)	(0.19)

(1) Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non- operating assets. Please see “Non-GAAP Financial Information” below.
Note: the company reports the summarized results for every Quarter based on the exchange rates prevailing on the last day of the Quarter under review. The results presented above reflect results in Indian Rupees translated at $1= Rs 44.95 At the end of the last Quarter the rate at which the Rupee results were translated was $1= Rs 43.94.

Enterprise Services:
New Business wins:
Prestigious Grid Computing Network order: Our Enterprise Solutions Business won an order for setting up ‘Garuda’- a Nation Wide High Speed Grid Computing Initiative. This will connect the country’s prestigious scientific institutes, premier educational Institutes and universities with a high speed MPLS network across the country. This is the first major win achieved in partnership with Power Grid Corporation of India Limited (PGCIL), which has an extensive fiber network in the country on its power grid.
IP VPN customer wins: Several key customers were added including orders for VPNs from Astra Zeneca, Eureka Forbes, ICICI Bank, Kuoni travels, LG, Nicholas Piramal, Pepsi, Resil Chemicals, Samsung India, Take Solutions, VIP Industries, and XIM Information Services, amongst others.New customer wins from international alliances partners include large orders from Alcatel and Zensar.
Hosting services: continued to grow with more customers seriously looking at building outsourced disaster recovery centers in addition to looking at core data center outsourcing. Significant wins included orders from Blue Star, GSK, JM Morgan Stanley and Travel House.
Application services: Key wins include Bonanza Portfolio Management, Radico Khaitan, New Holland and Kent Reliance. Significant wins in the Document Management Services area included Bajaj Allianz, Life Insurance, and India Bulls. New wins for Online Testing were Birla Sun Life and Tata Power.
SifyAssure, the Information Assurance and Consultancy: arm of Sify’s Enterprise Solutions, won a repeat order for a detailed risk assessment from one of its large clients in the Middle East. This order is after a high level risk assessment done earlier for the same client. In addition to this, SifyAssure won orders for a Core Banking Application Audit and Security Governance Audit amongst other significant wins. Domestic wins included a security audit for National Housing Bank, a large telecom carrier in India and a BS7799 audit for ICICI Bank.
SafeScrypt: consolidated its position in the Insurance Sector and added LIC of India and HDFC Standard Life to its existing portfolio of Insurance Clients. We continue to add customers in the E-Governance and PSU sector – the division added on DGSnD (Directorate General of Supplies and Distribution, Government of India) and ConCor (Container Corporation of India) as clients while ONGC, IFFCO and Northern Railway went live with their E-procurement Applications. ABN Amro Bank successfully migrated their Secure Statements Solution to our next version.
Forum: won its first overseas order with a leading global oil and lubricants multinational for integrating their distribution operations across 7 South East Asian countries.

Global recognition for Sify’s Remote IT Infrastructure Management Services: has been recognized by Forrester for its special strengths in remote offshore based management of IT infrastructure. Sify has been featured in The Forrester Wave™: Global Delivery Infrastructure Management, Q4 2005.
Access Media:
Highlights of the Third Quarter:
iWay Cyber-café Growth: The iWay chain increased to 3,100 of which 34 are owned by Sify and the rest franchised, with the service being extended to 149 cities and towns.
Online games at iWays and Sify Gamedromes: have displayed strong growth of approximately 50% from the previous quarter. In addition to more than a 1,000 iWays, games are also available in more than 200 Sify Gamedromes across the country.
Railway Bookings@ iWays: was launched to enable e ticketing for the common man.
Internet Telephony Growth: Usage grew by about 30% over the previous quarter, with strong revenue growths witnessed in usage by the ITES segment.
Sify Broadband Growth: Subscribers to Sify’s high speed / broadband Internet access to homes grew to around 150,000 with the service expanded to 83 cities.
Portals:
Revenues: grew approximately 17% on a sequential basis and 82% from the same quarter of last year, driven by advertisement and sponsorship revenues. This was spurred by a rich array of broadband content.
Sifymax.in (http://www.sifymax.in): A key thrust area in the portals business, SifyMax is the exclusive broadband partner for Indian Idol 2- the most popular reality TV show in India.SifyMax will have complete show archives, exclusive behind the scenes content, chats, videoconferences etc.
New hit TV show on SifyMax: ‘Sanya’ from Hungama TV was launched with exclusive clips, contests and mobile download of episodes. ·
Cricket coverage: There was a full coverage of the India versusSri Lanka and the India versus– South Africa cricket series, including video coverage, match highlights, video archives and audio commentary.
SifyMax’s video scorecard: continues to delight cricket fans by instant replay of catches, run outs, sixes and fours almost as soon as they happen and are recorded on the scorecard. ·
New advertisers: include Idea Cellular, Auto India, Wiprotech, IBM Servers, Maruti Swift, SpiceJet, Gillette, Mahindra Scorpio, India Resort Survey and Direct TV.
Mobile content: Sify.com’s mobile service 4545 shortcode formed a new tieup with Malai Malar, a leading regional daily.
Sify Tamil rated best website: Sify.com’s Tamil portal was rated the “best Tamil website of 2005” by noted Tamil, writer, novelist & thinker Sujatha. The rating was published in Ananda

Vikatan’s New Year special issue titled `The Sujatha 2005 awards’. Ananda Vikatan is the largest circulated Tamil weekly.·
Cutting edge technology initiatives:
•	During the quarter, for the first time in India, a Carrier Supporting Carrier (CSC) mode MPLS VPN implementation was done for a customer linking seven cities across India. The customer sites were connected using Metro Ethernet access with a highly redundant network design.

•	In another first, Sify implemented Digital Certificate based authentication platform for a multi-location IPSEC based VPN.

•	A Clustered Distributed File System was implemented for serving up sify.com’s web pages. This enables sify to update in real time the web content on all the servers instantly.

•	IPV6 Compliant version of SifyMail has been developed and released in production. This makes SifyMail amongst the first IPV6 compliant mail servers to be deployed.
Sify Communications Limited (SifyComm):
Safescrypt, a subsidiary company of Sify, has been renamed Sify Communications with effect from 1st January 2006. Sify Communications has applied for an NLD/ILD license with a view to operate VPN services. In order to comply with statutory requirements for this license, Sify has divested 26% of shares in Sifycomm to Infinity Satcom Universal Private Ltd., an affiliate of Sify’s controlling stockholder. The shareholders of Sify have agreed to transfer its VPN business to Sifycomm effective 1st January 2006. For details refer to the 6K Filing of December 20th 2005.
About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 160 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café
chain across 149 cities and towns. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit www.sifycorp.com.

Non-GAAP Financial Information
Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Also for the fiscal year ended March 31, 2005, Adjusted EBITDA excludes a gain on sale of land held for development ($ 0.35 million). While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended September 30, 2005 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Truc Nguyen
Investor Relations	Investor Relations
Sify Limited	The Global Consulting Group
91-44-2254 0770 Ext. 2013	646-284-9418
Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com